For Immediate Release

BCE reports results of Series AE and AF Preferred Share conversions

MONTREAL, January 21, 2020 – BCE Inc. (TSX, NYSE: BCE) today announced that 506,975 of its 6,707,867 fixed-rate Cumulative Redeemable First Preferred Shares, Series AF (“Series AF Preferred Shares”) have been tendered for conversion on February 1, 2020, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AE (“Series AE Preferred Shares”). In addition, 3,283,795 of its 9,292,133 Series AE Preferred Shares have been tendered for conversion on February 1, 2020, on a one-for-one basis, into Series AF Preferred Shares. Consequently, on February 1, 2020, BCE will have 9,484,687 Series AF Preferred Shares and 6,515,313 Series AE Preferred Shares issued and outstanding. The Series AF Preferred Shares and the Series AE Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbols BCE.PR.F and BCE.PR.E, respectively.

The Series AF Preferred Shares will pay on a quarterly basis, for the five-year period beginning on February 1, 2020, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 3.865%.

The Series AE Preferred Shares will continue to pay a monthly floating adjustable cash dividend for the five-year period beginning on February 1, 2020, as and when declared by the Board of Directors of BCE. The monthly floating adjustable dividend for any particular month will continue to be calculated based on the prime rate for such month and using the Designated Percentage for such month representing the sum of an adjustment factor (based on the market price of the Series AE Preferred Shares in the preceding month) and the Designated Percentage for the preceding month.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day – taking place this year on January 29 – and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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